Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF THE

THIRD AMENDED AND RESATED CERTIFICATE OF INCORPORATION

OF

TESARO, INC.

June 18, 2012

Pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, TESARO, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1.             The name of the Corporation is TESARO, Inc.  The Corporation was incorporated pursuant to a Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 26, 2010 (the “Original Certificate”).  The Original Certificate was amended and restated in its entirety pursuant to a Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 10, 2010 (the “Restated Certificate”).  The Restated Certificate was amended and restated in its entirety pursuant to a Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on December 10, 2010 (the “Second Restated Certificate”).  The Second Restated Certificate was amended and restated in its entirety pursuant to a Third Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on June 6, 2011 (the “Third Restated Certificate”).  The Third Restated Certificate was amended in part pursuant to a Certificate of Amendment of the Third Restated Certificate filed with the Secretary of State of the State of Delaware on July 7, 2011 (the “First Amendment”).

2.             This Certificate of Amendment of the Third Restated Certificate (this “Second Amendment”) amends a provision of the Third Restated Certificate, as amended by the First Amendment, and has been duly adopted by the Board of Directors of the Corporation and by written consent of the holders of the outstanding stock of the Corporation entitled to vote thereon in accordance with the provisions of Sections 228 and 242 and all other applicable provisions of the General Corporation Law of the State of Delaware.

3.             This Second Amendment amends the Third Restated Certificate, as previously amended by the First Amendment, by inserting the following paragraph after the first paragraph and before the second paragraph of Section A of Article IV of the Third Restated Certificate:

“At 11:59 p.m. (Eastern) on June 18, 2012, (the “Effective Time”), each three and one-half (3.50) shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Corporation, issued and outstanding immediately prior to the Effective Time shall, automatically and without the necessity of any further action, be changed, reclassified and combined into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) in an amount equal to the product obtained by multiplying (a) the fair value (as determined by the Board of Directors) of one whole share of Common Stock (after the effect of Reverse Stock Split) by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above.”

4.             All other provisions of the Third Restated Certificate shall remain in effect.

[signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 18th day of June, 2012.

/s/ Richard J. Rodgers
Richard J. Rodgers
Executive Vice President and Chief Financial Officer